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                                                       REGISTRATION NO. 33-98530
                                                       RULE 424(b)(5)

                                   SUPPLEMENT
                     TO PROSPECTUS, DATED NOVEMBER 15, 1995

                                  PHYCOR, INC.

                                  $90,000,000

             COMMON STOCK, COMMON STOCK WARRANTS AND DEBT SECURITIES

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                  The Prospectus, dated November 15, 1995 (the "Prospectus"), to which this Supplement, dated October 17, 1997 is attached, relates to the offer by PhyCor, Inc., a Tennessee corporation (the "Company"), of shares of the Company's Common Stock, no par value per share ("Common Stock"), warrants to purchase Common Stock ("Common Stock Warrants") and the shares of Common Stock issued thereunder upon the exercise of such Common Stock Warrants, or debt securities ("Debt Securities") and the shares of Common Stock issued thereunder upon the conversion thereof, with a collective aggregate offering price of up to $90,000,000 on terms to be determined at the time of any such offering. The Company may offer Common Stock, Common Stock Warrants or Debt Securities (collectively, "Securities") from time to time in connection with the acquisitions of the assets or stock of (i) individual physician practices, (ii) single and multi-specialty medical clinics and (iii) related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. The consideration for the acquisition of the assets or stock of such entities may consist of cash, the assumption of liabilities, Securities or any combination thereof, as determined pursuant to arm's-length negotiations between the Company and the sellers of the assets or stock to be acquired.

                  Common Stock issued to individual physician practices, single and multi-specialty clinics and related businesses, as described above, may be reoffered by the holders thereof from time to time in transactions in the over-the-counter market, in negotiated transactions, through the writing of options on Securities, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices, or negotiated prices.

                  This Supplement relates to the proposed distribution of 4,204 shares (the "Shares") of the Company's Common Stock by Murfreesboro Medical Clinic, P.A., a Tennessee professional association (the "Clinic"), to certain shareholders of the Clinic. The Shares were issued to the Clinic in connection with the acquisition by the Company of certain assets of the Clinic pursuant to an Asset Purchase Agreement between the Company and the Clinic effective as of October 1, 1997 (the "Purchase Agreement"). Capitalized terms used in this Supplement shall have the meanings given to them in the Prospectus, unless the context otherwise requires.

                  THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

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                The date of this Supplement is October 17, 1997.




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Selling Shareholder

                  The Clinic operates a multi-specialty medical clinic in Murfreesboro, Tennessee. The Clinic's principal office is located at 1004 North Highland Avenue, Murfreesboro, Tennessee 37130.

                  The Company acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Shares to the Clinic pursuant to the Company's "shelf" Registration Statement on Form S-4, of which the Prospectus forms a part. The Clinic intends to distribute the Shares pursuant to the terms of the Prospectus and this Supplement to certain of its existing physician shareholders (the "Physicians") who elected to receive shares of Common Stock in lieu of cash for a portion of the proceeds paid to the Clinic that will be further distributed to the Physicians. See "Plan of Distribution."

                  In connection with the acquisition of the assets of the Clinic, PhyCor of Murfreesboro, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Murfreesboro"), entered into a Service Agreement, effective as of October 1, 1997 (the "Service Agreement"), with the Clinic. Pursuant to the Service Agreement, PhyCor-Murfreesboro provides the Clinic with the equipment and facilities used in the medical practice of the Clinic, manages Clinic operations and employs the Clinic's non-medical personnel in exchange for a service fee. The Service Agreement is for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

                  This Supplement relates to the reoffering of the Shares by the Clinic. The Shares will be distributed to the Physicians based on an election made by each Physician to receive in Common Stock of the Company a portion of the proceeds from the sale of assets to the Company to be paid to such Physician pursuant to the Clinic's plan of distribution of such proceeds. The Clinic may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) it and any profit on the reoffering of the Shares as principal may be deemed to be underwriting discounts and commissions.





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